Exhibit 99.1

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Press Release

Satyam's Q3 software income increases to Rs. 522.2 Crore.

Net Profit at Rs.116.7 Crore

Hyderabad (India), January 23, 2003: The audited results of Satyam Computer Services Limited (Satyam) (NYSE:SAY) for the quarter ended December 31, 2002 (Q3), were approved at the Board meeting held here today.

The total income for the quarter (under Indian GAAP) at Rs. 521.5 crore (US $ 108.06 million) represented a year-on-year (yoy) growth of 16.93%. The income from software services at Rs. 522.2 crore, though falling short of the guidance of between Rs.525 – Rs.540 crore, reflected a yoy growth of 19.85% and a sequential increase of 4.63% over Q2. The forecast for software services revenue for the full year is revised to be between Rs 2010 crore to Rs 2020 crore.

EPS at Rs 3.71 was lower than the guidance of Rs 4 to Rs 4.20. The forecast for the annual EPS now stands revised at Rs 14.57 to Rs 14.66, inclusive of Rs 0.46 on account of gain on sale of Satyam's stake in Satyam-GE joint venture. Pressure on margins, on account of higher marketing and brand building expenditure, contributed to the fall in EPS numbers.

Explaining the results, Mr B.Ramalinga Raju, Satyam's Chairman, said: "Some of our expectations relating to ramp up of revenue from specific customers and the fruition of a large deal, did not come through. The investments we are making in high quality people, processes and marketing are bound to yield good results in the coming quarters. The offshore thrust by global companies continues to be high, presenting opportunities for long-term sustainable partnership growth."

Satyam has added 24 new customers during the quarter. Six of these were from the Fortune 500 list. The company now has 76 Fortune 500 clients compared to 57 in the same quarter of the previous year. Employee strength went up by a gross of 700 and a net of 351 during the quarter.

Satyam's competencies and assignments continued to earn international laurels. The delivery of a high-level decision support system to a global conglomerate won Satyam the Best Practices Award from the Data Warehousing Institute. The Giga Research Group branded Satyam as a top choice for companies looking for SAP support.

Financial Highlights

Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the quarter ended December 31, 2002 (Q3) were approved in the Board meeting held on January 23, 2003.

- For Q3, Satyam announced a total income of Rs.521.5 crore (US$ 108.06 million) and a net profit of Rs.116.74 crore (US$ 24.19 million).

- The EPS for the quarter was Rs.3.71 on par value of Rs.2 per share inclusive of Rs.0.25 loss on account of rupee appreciation against the US$.

- For the nine-month period ended December 31, 2002, Satyam recorded a total income of Rs.1498.03 crore (US$ 308.17 million) and a net profit of Rs.343.34 crore (US$ 70.63 million).

US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter ended December 31, 2002 (Q3) were approved in the Board meeting held on January 23, 2003.

- Revenue for Q3 was US$ 120.84 million, a 15.70% increase from US$ 104.44 million in the corresponding quarter of financial year 2001-02.

- Revenue for Q3 was up 3.90% sequentially.

- Net income for Q3 was US$ 15.15 million compared to a profit of US$ 43.74 million in the corresponding quarter of the financial year 2001-02.

The difference in the net income recorded for the quarter between Indian and US GAAP is explained by

1. Losses incurred by subsidiaries and joint ventures of $ 4.03 million.

2. Amortisation of deferred stock compensation of $ 1.20 million.

3. Charge off of put option issued to TRW Inc., of US$ 4.30 million.

About Satyam:

Satyam Computer Services Ltd., (NYSE: SAY) a SEI CMM Level 5 Company, is a global systems integrator. The company offers Information Technology expertise in the areas of Software Development Services, Consulting, Systems Integration, ERP Solutions, Product Development, Electronic Commerce and Internet-based services. Satyam offers IT solutions through its state-of-the-art Development Centers located in India, USA, UK, Dubai, Singapore, Japan and Australia. These centers work as extended enterprise for nearly 270 global corporations, of which 76 are Fortune 500 companies. Satyam has a presence in 45 countries, and has people strength of over 8900 professionals. (www.satyam.com)

For any clarifications, please contact:

Srinivas V	**Abhijit Roy**
Sr. Vice President & CFO	General Manager
Satyam Computer Services Ltd.	Corporate Communications
	Satyam Computer Services Ltd.
	Ph: 91 40 23306767 extn.7843
Ph: 91 40 2784 3222 Extn.4300	Mobile: 98494 46253
Email: **srinivas_vadlamani@satyam.com**	Email: **abhijit_roy@satyam.com**

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements—Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at *www.sec.gov*